January 15, 2026

Tan Yu
Chief Executive Officer, Chairman of the Board and Director
DirectBooking Technology Co., Ltd.
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

       Re: DirectBooking Technology Co., Ltd.
           Registration Statement on Form F-3
           Filed January 9, 2026
           File No. 333-292662
Dear Tan Yu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David B. Manno, Esq.